SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 1

                    KAYNAR TECHNOLOGIES, INC.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           486605 10 8
                          (CUSIP Number)

                        Donald E. Miller
       Senior Vice President, General Counsel & Secretary
                    The Fairchild Corporation
                 45025 Aviation Drive, Suite 400
                     Dulles, VA  20166-7516
                    Telephone:  703-478-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 11, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

CUSIP No. 486605 10 8

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The Fairchild Corporation -- IRS EIN 34-0728587
     RHI Holdings, Inc.        -- IRS EIN 34-1545939
     _

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Each of The Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.    SOLE VOTING POWER:
          The Fairchild Corporation: 360,600 shares*.
          RHI Holdings, Inc.: 248,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

     8.    SHARED VOTING POWER:     0

     9.    SOLE DISPOSITIVE POWER:
          The Fairchild Corporation: 360,600 shares*.
          RHI Holdings, Inc.: 248,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

    10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
          The Fairchild Corporation: 360,600 shares*.
          RHI Holdings, Inc.: 248,300 shares.
          (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          The Fairchild Corporation:    7.12% *
          RHI Holdings, Inc.:           4.90%
               (*Includes shares owned by RHI Holdings, Inc., and Banner Aerospace, Inc.)


14.   TYPE OF REPORTING PERSON:  CO

Item 1.   Security and Issuer.

This Amendment No. 1 ("Amendment No. 1")amends the statement of
Schedule 13D (the "Original Schedule 13D Filing")filed with the Securities and Exchange Commission on November 2, 1998, with respect to the Common Stock of Kaynar Technologies, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 500 N. State College Blvd., Suite 1000, Orange, CA 92868-1638. Telephone: 714-712-4900.

Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D Filing.

Item 2.   Identity and Background.

This statement is filed by RHI Holdings, Inc., a Delaware corporation ("RHI Holdings "), and it's parent company, The
Fairchild Corporation ("Fairchild"). RHI Holdings and Fairchild are collectively referred to as the "Reporting Persons."

The principal executive offices of the Reporting Persons are located at 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516. Fairchild is a publicly held company, traded on the New York and Pacific Stock Exchange, under the symbol FA. Fairchild owns (directly or indirectly) 100% of RHI Holdings' shares.

RHI Holdings is a wholly-owned subsidiary of Fairchild. Fairchild's principal activities include Fairchild Fasteners, a worldwide manufacturer of advanced aerospace fastening devices, an 83% holding interest in Banner Aerospace, Inc. ("Banner Aerospace"), and Fairchild Technologies, a manufacturer of semiconductor equipment and optical disc equipment.

Exhibit A of the Original Schedule 13D Filing sets forth the name, present principal occupation or employer, citizenship, and stock ownership of Issuer's Common Stock for each executive officer and director of RHI Holdings and each executive officer and director of Fairchild. There has been no material change in the information incorporated under Exhibit A of the Original
Schedule 13D Filing.

The  business  address of each such person is c/o  The  Fairchild
Corporation, 45025 Aviation Drive, Suite 400, Dulles, VA   20166-
7516, Attention:  General Counsel.

During the past five years prior to the date hereof, neither of the Reporting Persons nor (to the knowledge of the Reporting
Persons) any executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D Filing is hereby amended to add the following:

Through open market purchases, for the period of October 27, 1998
through   November  19,  1998,  Banner  Aerospace  purchased   an
additional  57,600  shares  of  Issuer's  Common  Stock,  at   an
aggregate purchase price of $1,101,879.00.

Aggregate purchases, to date (8/17/98 through 11/19/98), by RHI Holdings and Banner Aerospace combined is 360,600 shares of
Issuer's Common Stock, at an aggregate purchase price of $5,953,664.35 (collectively, the "Shares"). The Shares were purchased with working capital funds of RHI Holdings and Banner Aerospace, respectively. Because of its ownership interest in RHI Holdings and Banner Aerospace, Fairchild is also deemed the beneficial ownership of all the Shares.

Jeffrey Steiner may be deemed the beneficial owner of 28.96% of Fairchild's Class A Common Stock (including shares owned by his affiliates). He is also the Chairman of the Board and CEO of Fairchild. As a result of such stock ownership and executive positions, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by Fairchild. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D Filing is hereby amended in its entirety to read as follows:

(a) As a result of the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons are the beneficial owners of an aggregate of 360,600 shares of Issuer's Common Stock. Issuer's report on Form 10Q filed October 22, 1998 states that there are 5,068,276 shares of Issuer Common Stock outstanding. Based on such number, the 360,600 Shares owned by Fairchild (which includes shares owned by RHI Holdings and Banner Aerospace) constitute approximately 7.12% of the issued and outstanding shares of Issuer's Common Stock, and the 248,300 Shares owned by RHI Holdings constitute approximately 4.9% of the issued and outstanding shares of Issuer's Common Stock.

     Fairchild first owned in excess of 5% of the issued and outstanding shares of Issuer's Common Stock as of October
     21, 1998.

(b) RHI Holdings has sole voting and dispositive power with respect to 248,300 Shares, and Banner Aerospace has sole voting and dispositive power with respect to 112,300 Shares. Because of Fairchild's ownership interest in RHI Holdings and Banner Aerospace, it may also be deemed to have voting and dispositive power with respect to all 360,600 Shares.

(c) Since the date of the Original Schedule 13D Filing, the Reporting Persons purchased shares of Issuer's Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto. All of such purchases were made on the open market.

(d)  Not applicable.
(e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Purchases of Kaynar Technologies Common Stock

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 1998        THE FAIRCHILD CORPORATION


                         By:
                              Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary

                         RHI HOLDINGS, INC.


                         By:
                              Donald E. Miller
                                                       Vice
                              President and Secretary



                          PAGE 7 OF 8
                            EXHIBIT A

PURCHASES OF KAYNAR TECHNOLOGIES COMMON STOCK

Purchases by RHI Holdings, Inc.:

Opening Balance  ** (** Previously Reported)

Trade dates    No. of Shares  Price Per Share     Total Cost

8/17/98        248,300                            4,082,890.95
to 9/2/98


Purchases by Banner Aerospace, Inc.:

Opening Balance  ** (** Previously Reported)

Trade dates    No. of Shares  Price Per Share     Total Cost

10/21/98        54,700                              768,894.40
to 10/26/98

New Purchases

Trade date     No. of Shares  Price     Commission     Total Cost
                              Per Share

11/04/98        11,000        18.5920   330.00      204,842.00
11/05/98         2,600        17.9375    78.00       46,715.50
11/09/98         1,500        18.5000    45.00       27,795.00
11/10/98        10,000        19.4375   300.00      194,675.00
11/11/98        30,000        19.2813   900.00      579,339.00
11/19/98         2,500        19.4050                48,512.50
               --------       --------  ------    -------------
Total New
Purchases       57,600                            1,101,879.00

COMBINED TOTALS:

               No. of Shares                      Total Cost
               360,600                            5,953,664.35

                           PAGE 8 OF 8